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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Encorium Group, Inc.
(Name of Issuer)

Common Stock, $0.001 per value
(Title of Class of Securities)

29257R 10 9
(CUSIP Number)

Richard D. Propper c/o Chardan Capital, LLC 402 West Broadway, Suite 2600 San Diego, CA 92101
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box.        ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746(3-06)

CUSIP No.	29257R 10 9
1.	Names of Reporting Persons. Richard D. Propper, M.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (See Item 5)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Bene-ficially by Owned by Each Reporting Person With	7.	Sole Voting Power 641,545(1) (See Item 5)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 641,545(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 641,545(1) (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.1% *
14.	Type of Reporting Person (See Instructions) IN

(1) Includes 2,500 shares held by Chardan Capital LLC. Dr. Propper exercises voting and investment power over such shares.

* The percentage in line 13 is calculated based on (i) the shares owned by the Reporting Person, and (ii) the number of shares of Encorium Group, Inc. common stock outstanding as of August 1, 2008 as set forth in Encorium Group, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2008.

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D amends the Schedule 13D filed with the Securities and Exchange Commission on July 22, 2008 (the “Schedule 13D) with respect to the common stock, $0.001 par value per share (the “Shares”), of Encorium Group, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 1 supplements Item 4 and amends Item 5 of the Schedule 13D. (Items 1, 2, 3, 6 and 7 are not amended hereby.) Capitalized items that are not defined herein have the respective meanings set forth in the Schedule 13D.

As a result of the termination of the series of Voting Agreements between Richard D. Propper and the Shareholders, Dr. Propper no longer has voting control (with respect to certain matters) of the Shares formerly subject to the Voting Agreements. With the termination of the Voting Agreements, Dr. Propper’s beneficial ownership of common stock of the Issuer has been reduced below 5% of the outstanding shares. Accordingly, this is the final amendment to the Schedule 13D to be filed by Dr. Propper.

Item 4. Purpose of Transaction

The following paragraphs are added to Item 4:

On September 9, 2008, Linkcon notified the Issuer that it would not continue discussions with respect to a potential Business Combination. As a result, the Voting Agreements had no further utility and Dr. Propper and Linkcon notified the Shareholders on September 10, 2008 that the Voting Agreements were terminated.

While Dr. Propper believes that a Business Combination would have been in the best interests of the stockholders of the Issuer, the parties were unable to reach agreement on the terms of that potential transaction. Dr. Propper has no current intentions with respect to actions that may, directly or indirectly, have the purpose or effect of changing or influencing control of the Issuer, or any other transaction having that purpose or effect, such as:

(1) the acquisition of additional common shares of the Issuer, or the disposition of common shares of the Issuer;

(2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(3) a sale, lease, license, or transfer of a material amount of assets of the Issuer;

(4) any change in the present board of directors or management of the Issuer, including any plans or proposals to elect new directors, to remove directors, to replace directors, to change the number or terms of directors, or to fill any existing vacancies on the board;

(5) any other material change in the Issuer’s business or corporate structure;

(6) changes in the Issuer’s certificate of incorporation, by-laws or instruments corresponding thereto;

(7) the solicitation of proxies or consents with respect to the foregoing; and/or

(8) any action similar to those enumerated above.

However, Dr. Propper reserves the right to change his plans and intentions at any time, as he deems appropriate. Any future decision of Dr. Propper to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions, and other factors deemed relevant.

Item 5. Interest in Securities of the Issuer

Item 5 is amended to read as follows:

(a) and (b). Dr. Propper beneficially owns an aggregate of 641,545 shares, or approximately 3.1%, of the outstanding shares of common stock of the Issuer, including 2,500 shares owned by Chardan Capital, LLC, as to which shares Dr. Propper has sole voting and investment powers. The calculation of the foregoing percentage is based on 20,834,004 shares of Encorium Group, Inc. common stock outstanding as of August 1, 2008 as set forth in Encorium Group, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2008.

(c) Dr. Propper has not effected any purchases or sales of the Issuer’s shares since the last transaction reported in the Schedule 13D.

(d) To the knowledge of Dr. Propper, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e) Dr. Propper ceased to be the beneficial owner of more than 5% of the Issuer’s shares coincident with the termination of the Voting Agreements on September 10, 2008.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 10, 2008

/s/ Richard D. Propper
Richard D. Propper, M.D.